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                                June 24, 2024

       Christian Schmid
       Chief Executive Officer
       SCHMID Group N.V.
       Robert-Bosch-Str. 32-36,
       72250 Freudenstadt, Germany

                                                        Re: SCHMID Group N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed June 10, 2024
                                                            File No. 333-280095

       Dear Christian Schmid:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Cover page

   1. You disclose that you are registering for resale up to 122,565 ordinary shares to be issued to certain selling
securityholders under non-redemption and investment agreements.
                                                        Please confirm that
these shares have been issued and are outstanding. If not, please tell us why you believe it is
appropriate to register the resale of these shares at this time.
   2. We note that you are a "controlled company" within the meaning of the corporate governance requirements
of Nasdaq. Please revise your cover page and summary to
                                                        disclose your
"controlled company" status, your controlling shareholders and the voting power percentage of
your controlling shareholders.
   3. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
 Christian Schmid
FirstName  LastNameChristian Schmid
SCHMID Group    N.V.
Comapany
June       NameSCHMID Group N.V.
     24, 2024
June 24,
Page 2 2024 Page 2
FirstName LastName
4. Disclose the exercise prices of the warrants compared to the market price of the underlying security. Disclose that cash proceeds associated with the exercise of warrants are dependent on your stock price, that the Public Warrants and the Private Warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, the Private Warrants may be exercised on a cashless basis, which means the company may not receive cash for the exercise of the
         Private Warrants if they are in the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. We note the significant number of redemptions of the Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.
Summary of the Prospectus
Closing of the Business Combination, page 8

6. Please disclose how the material events that occurred from April 2024 through the consummation of the business combination facilitated being able to close the Business
         Combination and list on Nasdaq.
Risk Factors, page 18

7. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
 Christian Schmid
FirstName  LastNameChristian Schmid
SCHMID Group    N.V.
Comapany
June       NameSCHMID Group N.V.
     24, 2024
June 24,
Page 3 2024 Page 3
FirstName LastName
Management's Discussion and Analysis and Results of Operations
Liquidity and Capital Resources, page 78

8. Please expand your discussion of capital resources to address the changes in the
         company   s liquidity position since the Business Combination. For
example, disclose the
         total percentage of Pegasus' public shares that were redeemed in connection with extension votes and the vote on the Business Combination, the resulting amount of funds you received from the trust account and the transaction costs of the Business
         Combination. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination. Disclose whether you have sufficient capital resources to meet your cash requirements beyond the next twelve months. If the company is likely to have to seek additional capital, discuss the effect of
         this offering on the company   s ability to raise additional capital.
For example, disclose
         that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company s common stock.
         Your discussion should highlight the fact that your controlling shareholders who beneficially own over 66% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Management
Arrangements with Executive Officers, page 85

9. Please provide disclosure regarding the compensation of the company's directors and executive officers for fiscal year 2023. Refer to Item 6.B of Form
20-F.
Selling Securityholders, page 106

10. Please discuss how each of the selling securityholders received the shares they are offering.
11. Please disclose the person(s) who have control over entities listed in the selling securityholder table.
Shares Eligible for Future Sale
Lock-up Arrangements, page 128

12. Please disclose why the lock-up on certain shares were waived in January 2024 and on the day before the Business Combination closed on April 29, 2024. Disclose under what circumstances the lock-up on the shares being offered by the selling securityholders also could be waived.
 Christian Schmid
FirstName  LastNameChristian Schmid
SCHMID Group    N.V.
Comapany
June       NameSCHMID Group N.V.
     24, 2024
June 24,
Page 4 2024 Page 4
FirstName LastName
Exhibits

13. Please file an opinion of counsel as to the legality of the securities being registered per
         Item 601(b)(5) of Regulation S-K.
General

14. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices at which the selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants.
         Disclose that while some selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Axel Wittmann